CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
MONTHLY REPORT - OCTOBER 2011

STATEMENT OF CHANGES IN NET ASSET VALUE

Net Asset Value (445,301.899) units on September 30, 2011	$1,116,315,703
Addition of 0.000 units on October 31, 2011	0
Redemption of (40,498.282) units on October 31, 2011	(96,657,248)
Offering Cost	(273,051)
Net Income (Loss) - October 2011	(53,242,293)

Net Asset Value (404,803.617) units on October 31, 2011	$966,143,111

Net Asset Value per Unit at October 31, 2011	$2,386.70

STATEMENT OF INCOME (LOSS)

Income:
Gains (losses) on futures contracts:
Realized	$(21,200,789)
Change in unrealized	(10,745,114)

Gains (losses) on forward and options on forward contracts:
Realized	0
Change in unrealized	(15,306,190)
Net Investment Income (Loss)	649,662
(46,602,431)

Expenses:
Brokerage fee	6,537,812
Performance fee	0
Operating expenses	102,050
6,639,862
Net Income (Loss) - October 2011	$(53,242,293)

FUND STATISTICS

Net Asset Value per Unit at October 31, 2011	$2,386.70

Net Asset Value per Unit at September 30, 2011	$2,506.87

Unit Value Monthly Gain (Loss) %	(4.79)%

Fund 2011 calendar YTD Gain (Loss) %	(8.59)%

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Stephen C. Roussin
Stephen C. Roussin
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.

Prepared without audit

Dear Investor,

Global risk appetite improved throughout the month as market participants became more optimistic that progress would be achieved in managing the European debt crisis. The turn-around was impressive when considering some markets rallied 20% from their low points.

While the European currency rallied relative to the U.S. Dollar during the month, the biggest shock to the system was the Bank of Japan intervention at month end.  Dollar/Yen rallied significantly from its lows, making it the only G20 currency with negative performance against the Dollar on the month.

Outside of Europe, economic data improved, thus diminishing global recessionary concerns. A more resilient economy, coupled with expectations of progress in the Eurozone gave support to global equity markets and commodity prices. While losses in equity indices and fixed income trading were marginal, volatility was elevated in the commodity markets at large, generating losses to the Fund.  While aggregate long positions in precious metals were marginally accretive, short positions in the base metals were responsible for the overall loss in the commodities sector, with copper prices rising over 15%.

On the last day of the month, the rally unwound and the tide began to change largely due to a call for a referendum on the recently negotiated EU agreement and a confidence vote by the Greek Prime Minister.  Choppy markets with high volatility created difficulty for trend-following models.  The Fund’s models will increase their risk posture once new trends emerge, which is one of the many benefits of a systematic approach.

Please do not hesitate to call us if you have any questions.

Sincerely,

Stephen C. Roussin
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P